Exhibit (a)(1)(H)

DRUGSTORE.COM, INC.

Notification of Modification of the Offer to Amend for Executive Officers

TO:	[EXECUTIVE OFFICERS WHO HOLD ELIGIBLE OPTIONS]

FROM:	Yukio Morikubo

DATE:	[DATE]

SUBJECT:	Important Modification of the Offer to Amend for Executive Officers

On November 12, 2008, you received an offer from drugstore.com, inc. (“drugstore.com”) to amend (the “offer”) certain of your stock options that were granted with an exercise price that was less than the fair market value per share of drugstore.com common stock on the date of grant, that vested after December 31, 2004, and that are currently outstanding (“discount options”). The offer also provided that participants, other than drugstore.com’s chief executive officer, would be eligible to receive a cash payment equal to the difference between the new exercise price per share of the amended option and the original exercise price per share with such amount multiplied by the number of unexercised shares of drugstore.com common stock subject to each amended option. The offer has been amended so that you are no longer eligible to receive any cash payments under the offer.

You were originally eligible to receive such cash payments, but the offer has been amended to remove all individuals who are executive officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, from eligibility for any cash payments. You are a Section 16 officer and therefore this change applies to you. You may still elect to have your eligible options repriced under the offer, subject to the terms and conditions of the offer.

Please note that participation in the offer remains completely voluntary. If you wish to participate in this offer, you must submit a properly completed Election/Withdrawal Form by email to tenderoffer@drugstore.com or by fax to Stock Plan Administrator at (425) 372-3808 no later than 11:59:59 p.m. (midnight), Eastern Time, on December 12, 2008. Responses submitted by any other means, including hand delivery, U.S. mail (or other post), and Federal Express (or similar delivery service) are not permitted.

A copy of the revised Offer to Amend and another copy of the Election/Withdrawal Form is attached to this email. They also may be printed from http://investor.drugstore.com (select “options tender offer” in the “investor relations column”), or obtained by emailing tenderoffer@drugstore.com, or sending a fax to Stock Plan Administrator at (425) 372-3808. Please note that your personalized addendum to the Election/Withdrawal Form will not be available from http://investor.drugstore.com. To obtain another copy of your addendum, you must email tenderoffer@drugstore.com or send a fax to Stock Plan Administrator at (425) 372-3808.

Please contact me at [NUMBER] with any questions you may have regarding this change to the terms of your participation in the offer.